#2300 – 1177 West Hastings Street
Vancouver, BC, V6E 2K3
www.doratoresources.com

Telephone: 604-638-5817
Facsimile: 604-408-7499

NR13-01	August 23, 2013

Dorato Focuses on Exploration on the Deborah Property
and Allows Cordillera del Condor to Lapse

Vancouver, BC – Dorato Resources Inc. ("Dorato" or the "Company") (TSX-V: DRI, Frankfurt: D05) announces that it will be proceeding with the next work program on its Deborah property, in southern Cajamarca region, which will consist of about 800 metres of hand trenching and channel sampling on both the Central and Northeast targets (http://www.doratoresources.com/s/Cajamarca.asp). As well, the soil sample grid at the Northeast Target will be extended to the north to close off the multi-element anomaly there. The work program is subject to the Company raising adequate funding.

Due to current market conditions, the Company was unable to raise sufficient funds to cover the title payments on the properties within the Cordillera del Condor, located in northern Peru. The mineral titles have been allowed to expire, as required under Peruvian law.

Dorato Resources Inc.	2	August 23, 2013
NR13-01 Continued

The Company continues to review properties of merit in Peru.

Dorato will be holding its Annual General and Special Meeting of shareholders on September 27, 2013. At the meeting, in addition to appointing the directors and auditors, the shareholders will be asked to vote on a resolution to consolidate the Company’s share capital on a 20:1 basis, which will help facilitate the Company in raising funds for the exploration program on the Deborah property.

.About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Cajamarca Region is an established mining district with excellent infrastructure.

On behalf of the board of directors of
DORATO RESOURCES INC.

“Gord Neal" (signed)

Gord Neal, Director

For further information please contact:       Email: info@doratoresources.com
                                                                           Phone: (604)-638-5817 / Fax: (604) 408-7499

Dorato Resources Inc.	3	August 23, 2013
NR13-01 Continued

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.